Exhibit 99.1

HUB Cyber Security Reduces $5.7 Million Debt by 70%, Secures Additional Funding, Plans Long-Term Refinancing and Welcomes a New Word-Class Board Member

Tel Aviv, Israel — November 29, 2024 — HUB Cyber Security Ltd. (NASDAQ: HUBC) (“HUB Security” or the “Company”), a leading provider of cybersecurity solutions and advanced data fabric, announces an agreement with AGP to reduce by 70% its $5.7 million convertible note obligations by way of amicably negotiated settlement, as part of the Company’s strategic efforts to strengthen its balance sheet and reduce overall debt.

The Company has also obtained an additional $1 million investment from a private investor who has previously invested an aggregate of $10 million in the Company, supporting growth and key end-of-year initiatives. Additionally, HUB Security is pursuing the refinancing of a further $7.5 million debt into a long-term settlement to solidify its financial foundation even more.

Finally, the Company is also delighted and honored to welcome Ms. Renah Persofsky to its Board of Directors and to its various Committees, replacing Ms. Lior Lurye as a director of the Board. Ms. Persofsky has served on multiple boards of both Nasdaq listed and unlisted private companies and brings extensive business experience, a strong financial background and strategic insights that will contribute significantly to HUB Security’s growth and vision. Her appointment will also strengthen the Company’s corporate governance sector, and she will serve as an independent director on the Board.

We look forward to her sage counsel, prudent guidance and the added value she will bring to our leadership team.

Noah Hershcoviz, CEO of HUB Cyber Security, commented:

“These valuable achievements reflect HUB Security’s ongoing strength and strategic focus as we position the Company for sustainable growth and long-term success. The significant reduction of our $5.7 million convertible note obligations, the additional $1 million investment from a loyal private investor, and the anticipated refinancing of an additional $7.5 million debt into a long-term settlement are all critical steps in enhancing the Company’s financial resilience and capacity to deliver top quality solutions to our customers.

We are particularly excited to welcome Ms. Renah Persofsky to our Board of Directors. Ms. Persofsky’s wealth of experience and keen financial and business oriented insights will enhance HUB Security’s corporate governance and provide the strategic vision necessary to guide the Company into the future. I am confident her valuable contributions will strengthen HUB Security’s foundation as we continue to grow, innovate, and lead the market in delivering cutting-edge cybersecurity solutions.

I would also like to extend my heartfelt gratitude to Ms. Lior Lurye for her dedicated service and valuable contributions to HUB Security during her tenure on the Board. Ms. Lurye’s guidance and commitment have been instrumental in shaping the Company’s success, and we wish her all the best in her future endeavors.

As we move forward, HUB Security remains steadfast in its mission to deliver exceptional value to our stakeholders, drive innovation in Secured Data Fabric solutions, and expand our leadership in the global cybersecurity landscape. I want to thank our teams, investors, and partners for their trust and unwavering support as we continue this exciting journey together.”

About HUB Security Ltd.

HUB Cyber Security Ltd (“HUB”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in unique cyber security solutions protecting sensitive commercial and government information. The Company debuted an advanced encrypted computing solution to prevent hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB operates in over 30 countries and provides innovative cybersecurity computing appliances and a wide range of cybersecurity services worldwide. HUB’s Secured Data Fabric is a revolutionary product developed in partnership with BlackSwan Technologies that is emerging as a leader in highly secured and advanced data management and unification.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the war between Israel and Hamas commenced in October 2023, and the potential expansion of hostilities to other fronts, which may harm Israel’s economy and HUB Security’s business; (iii) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings against HUB Security in connection with our previously announced internal investigation or otherwise; (v) the ability to cure and meet stock exchange continued listing standards; (vi) competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of HUB Security’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (i) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F filed on August 16, 2024.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Investor Relations
Lytham Partners
Ben Shamsian
646-829-9701
shamsian@lythampartners.com